Free Writing Prospectus, dated March 25, 2008
Filed pursuant to Rule 433
Registration Statement Nos. 333-149506
333-149885
Pricing term sheet dated March 25, 2008
to preliminary prospectus
dated March 17, 2008
37,333,333 Shares
MGIC Investment Corporation
Common Stock
Pricing Term Sheet

Issuer:	MGIC Investment Corporation, which is referred to below as MGIC, the company and the holding company

Common stock offered:	37,333,333

Shares outstanding after this offering(1):	119,352,499

Public offering price:	$11.25 per share

New York Stock Exchange Symbol:	“MTG”

Gross proceeds:	$420,000,000

Use of proceeds:	To increase the capital of Mortgage Guaranty Insurance Corporation in order to enable it to expand the volume of its new business and for the company’s general corporate purposes. The company intends to retain proceeds of approximately $88 million at the holding company, which represents three years of interest payments on the debentures referred to in footnote (1).

Settlement date:	March 28, 2008

(1)	The number of shares outstanding after this offering is based on shares outstanding as of February 29, 2008. If the underwriters exercise their option to purchase additional shares in the offering in full, MGIC will issue and sell an additional 5,600,000 shares of common stock. The number of shares outstanding does not give effect to the conversion option of MGIC’s $325,000,000 aggregate principal amount of 9% Convertible Junior Subordinated Debentures due 2063 (or up to $65,000,000 additional aggregate principal amount of such debentures which may be issued in the next 30 days pursuant to an option granted to the initial purchasers thereof). The debentures are being offered to a limited number of “qualified institutional buyers” by means of a concurrent private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. The convertible debentures are convertible into MGIC’s common stock at an initial rate of 74.0741 shares per $1,000 principal amount of the convertible debentures, subject to adjustment under certain conditions.
Other Information
     Curt S. Culver, MGIC’s Chairman and Chief Executive Officer, has informed MGIC that he intends to purchase 25,000 shares of MGIC’s common stock in the offering. Other officers of MGIC may also purchase shares of common stock in the offering. All shares of common stock purchased by Mr. Culver and the other officers will be purchased from the offering’s underwriters at the public offering price set forth above.

CAPITALIZATION
     The following table sets forth MGIC’s consolidated capitalization as of December 31, 2007:
•	on an actual basis, and

•	on an as adjusted basis to give effect to the following transactions, as if each such transaction had occurred on December 31, 2007:
•	this offering of common stock; and

•	the concurrent private placement of convertible debentures.
     You should read the table in conjunction with MGIC’s historical consolidated financial statements and the related notes incorporated by reference in the preliminary offering memorandum.

	At December 31, 2007
		As Adjusted
	Actual	Offerings (1)
	(in thousands of dollars)
	(unaudited)
Long-term debt:
Credit facility expiring in 2010	$300,000	$300,000
5.625% senior notes due 2011	200,000	200,000
5.375% senior notes due 2015	300,000	300,000

Total senior long-term debt	800,000	800,000
9% convertible junior subordinated debentures due 2063 offered.	—	325,000

Total long-term debt	800,000	1,125,000

Shareholders’ equity:
Common stock, $1 par value (300,000,000 shares authorized, 123,067,426 and 160,400,759 shares issued and 81,793,185 and 119,126,518 shares outstanding on an actual and as adjusted basis, respectively)	123,067	160,401
Paid-in capital	316,649	679,966
Treasury stock	(2,266,364)	(2,266,364)
Accumulated other comprehensive income, net of tax	70,675	70,675
Retained earnings	4,350,316	4,350,316

Total shareholders’ equity	2,594,343	2,994,994

Total capitalization	$3,394,343	$4,119,994

(1)	Assumes that the underwriters will not exercise their option to purchase 5,600,000 additional shares in the offering. Also assumes that the initial purchasers will not exercise their option to purchase $65,000,000 aggregate principal amount of additional debentures in the concurrent private placement.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com.

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